This funding platform is offered by Texture Capital Inc.



INVEST NOW

Why Invest   Why Skye   Use of Funds   FAQs

Skye Hydration

$50,000

Target Offering

$1,700,000

Maximum Offering

$1000

Minimum Investment

$100

Offered Unit Price

$.01 / Unit

100 Class B Common Membership Units

$99 / Unit

1 Preferred Membership Unit

8%

Preferred Unit Dividend

FORM C

Offer Ends March 31st 2025

Approved: $0   Pending: $0   Closed: $0

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Why Invest in Skye Hydration



Steady Growth Industry

The enhanced drinking water category is expected to grow by 8.3%.



Unique Product Offering

SkyeH aims to be one of the first bottled hydrogen-enriched alkaline water on the market.



Experienced Team

Skye's Team has decades of experience in consumer products, including 2 other water brands.



Eco Friendly

SkyeH comes in a resealable, reusable, recyclable aluminum bottle.



This funding platform is offered by Texture Capital Inc.

Skye Hydration plans to launch SkyeH in retail and online outlets through traditional avenues. Skye will engage influencers and ambassadors to create excitement for the water.

—— ELEVATE WELLNESS

Why Everyone May Want Skye^H



Advanced Purity

Crafted from pure spring water and cutting-edge technology.



Antioxidant Hydration

Consistent 9.5pH with a negative oxidative reduction potential (ORP), antioxidant, and what we believe is a smooth taste.



Wellness Benefits

Proposed benefits may include balance, acuity, recovery, digestion, joint health, skin and blood health, and more. Additional studies are needed.



Eco-Friendly

Superior packaging and branding. ER^3 (Enjoy, Reseal, Reuse & Recycle).

We didn't invent alkaline water, we aim to perfect it!



— **ABOUT US**

Skye Hydration is the Next Generation of Hydrogen Water.

Skye Hydration represents the convergence of a combined 20+ years of experience in the bottled water business. Skye^H is the flagship hydrogen-enriched alkaline drinking water of Skye Hydration. We start with natural Spring Water. Skye^H is bottled in a beautiful, resealable, reusable, and recyclable aluminum bottle, we believe it meets customers' demand for options in the enhanced water category.

choice for customers seeking enhanced hydration. Hydrogen-enriched (H_2; measured by having a negative oxidative reduction potential of between -200/-400) drinking water may be in high demand due to scientific articles, industry experts high-profile celebrities

Additional H_2 can be a powerful antioxidant managing the body's oxidative stress caused by chemicals in the air, water, and food supplies. Oxidative stress may lead to cancer and other diseases by damaging the DNA in healthy cells. The alkalinity of Skye^H may also show benefits in bone density, energy, mental acuity, metabolism, and recovery. Additional studies are needed.

—— **OUR PLAN**

Use of Funds

At Skye Hydration, we aim to allocate our budget to maximize our impact and growth strategically.

While the water itself is fully developed, we are using 12% of the funds for a large ionic electrolysis generator to install at our co-packer facility to make SkyeH and bulk-reduced concentrate alkaline water for our co-packer to make other alkaline water brands.

47% is dedicated to the ancillary equipment, bottles, and packaging materials required for the launch. We allot 31% for operational and marketing costs.

The remaining 10% will cover broker and processing fees associated with the transaction costs and broker services.

47% - Launch Costs – equipment and cost of goods to launch SkyeH.

31% - Operational and Marketing - Support team, digital ads, product trials and events.

12% - Electrolyzed Ionization Generator – Generator needed to create SkyeH.

10% - Broker & Processing Fees – Covering transaction costs and broker services.

Skye Hydration is currently selling reduced concentrate alkaline water to our co-packer so they can make alkaline water for their clients. While this water differs greatly from Skye^H, we are excited to deepen our relationship with the industry.

This funding platform is offered by Texture Capital Inc.



—— MARKET SIZE

billion

The enhanced bottled water market is $7.93 billion in 2024, growing at a compound annual growth rate (CAGR) of 8.3%

PET is the major material used in terms of packaging bottled water. In 2016, the bottled water market surpassed soft drink sales and has continued that pattern today. In many grocery stores, bottled water choices have grown exponentially while its shelf footprint is growing. We believe hydrogen-enriched alkaline water in a beautiful reusable and recyclable aluminum bottle will make a popular alternative to a crowded space.

Consumer Demographics

Health & Wellness Lifestyle

Active Image

Sports & Recovery-Oriented

Mid to Higher Income

Ages 20-65

Geared to Female Buyer (60/40)

—— **REVENUE MODELS**

Go-To-Market Approach



Create an Amazing Hydrogen-enriched Alkaline Water



Wholesale to distributors and brokers for retail distribution.



Wholesale directly to Retailers



Online Retail, Website, Amazon, Uber Eats, etc.



Try it and you will feel the difference.

INVEST NOW

—— THE TEAM

Who We Are

and displays, building materials, hospitality, and investment banking.



Joe Stapley

CEO, FOUNDER

computer technologies.



Rand Waters

COO, FOUNDER

developer of resort properties.



Sean Sullivan

CO-FOUNDER, BOARD MEMBER

entrepreneurial ventures and innovative technology solutions.



Brent Watson

CO-FOUNDER, SPECIAL PROJECTS COORDINATOR

This funding platform is offered by Texture Capital Inc.

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This funding platform is offered by Texture Capital Inc.

Help Us Get Skye^{H} on Every Retail Shelf and Online Platform in the Market!



Disclosure

This offering under Regulation Crowdfunding is being conducted through Texture Capital Inc. ("Texture"), a **FINRA** member broker-dealer. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. Texture Capital Inc. is a member of **SIPC** and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300. Texture is the Onboarding Agent for this offering and is not an affiliate of nor connected with the Issuer. Texture is NOT placing or selling these securities on behalf of the Issuer. Texture is NOT soliciting this investment nor making any recommendations by collecting, reviewing, and processing your application for investment. Texture conducts Anti-Money Laundering, Identity, and Bad Actor Disqualification reviews of the Issuer and ensures they are a registered business in good standing. Texture should NOT be relied upon to have validated or approved the information provided by the Issuer or the Issuer itself. Texture may direct applicants to specific sections of the Form C to locate information or answers to their inquiry but does not opine or provide guidance on Issuer-related matters. For more information about Regulation CF, please review our **Reg CF Education Materials**. Our compensation disclosure can be found here: **Texture Capital Compensation Disclosure**.

Private securities offerings are not registered with the SEC and are considered highly speculative. These securities are neither approved nor disapproved by the SEC or any other federal or state agency, nor has any regulatory agency endorsed the accuracy or adequacy of these investment opportunities or any offer or solicitation made to buy or sell the securities. An investment in private securities is speculative, involves a high degree of risk and may result in the loss of your entire capital contribution. Investors must be prepared to bear the economic risk of their investment for an indefinite period of time and be able to withstand a total loss of their investment. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing.

Texture Capital: **Business Continuity Plan** | **Privacy Policy** | **FINRA BrokerCheck**

Past performance may not be indicative of future results. Different types of investments involve varying degrees of risk, and there can be no assurance that the future performance of any specific investment, investment strategy, or product made reference to directly or indirectly in this offering will be profitable, equal to any corresponding indicated historical performance level(s), or be suitable for your portfolio. Due to various factors, including changing market conditions, the content may no longer be reflective of current opinions or positions. To the extent that a reader has any questions regarding the applicability of any specific issue discussed above to their individual situation, they are encouraged to consult with the professional advisor of their choosing.